EXHIBIT 99.1

Evaxion and Undisclosed Collaborator Announce Encouraging Results for EVX-B1 Vaccine Antigens Against Staphylococcus Aureus Infection

  Evaxion and its collaborator tested Evaxion-designed vaccine antigens against Staphylococcus aureus in a clinically relevant animal model of surgical site infections
  The vaccine antigens significantly protected large, non-rodent animals against surgical site infections, indicating promising potential for clinical efficacy in human trials

COPENHAGEN, Denmark, April 02, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, is pleased to announce the successful conclusion of a series of large non-rodent animal infection studies, testing antigens from Evaxion’s preclinical EVX-B1 vaccine candidate against Staphylococcus aureus (S. aureus). In the animal studies, the EVX-B1 antigens significantly reduced disease burden. Currently, the two companies are engaged in discussions regarding the path forward.

Birgitte Rønø, Chief Scientific Officer at Evaxion, expresses enthusiasm: “We are very thrilled about the encouraging data and believe that our EVX-B1 vaccine antigens hold the potential for efficacy in human trials – a milestone that previous vaccine attempts have failed to achieve.”

There is no S. aureus vaccine available for human use. This pathogen can cause infections of multiple organs and tissues, which can be profoundly severe or even fatal. Most at risk are individuals with chronic conditions and patients undergoing surgeries. Also, the presence of antibiotic-resistant S. aureus is limiting available treatment options. The Centers for Disease Control and Prevention (CDC) has reported 120,000 bloodstream infections associated with S. aureus in the US annually.

Three separate studies in large, non-rodent animals were conducted with the following conclusions:

  The EVX-B1 vaccine antigens significantly reduced S. aureus bacterial burden in a surgical site infection model
  Induction of meaningful antigen-specific antibody titers in all vaccinated animals
  The ability of the antigens to induce a protective immune response in the animals when being colonized with S. aureus mimicking the human situation
  Ability of the immune blood to neutralize clinically relevant S. aureus in a whole blood killing assay, holding promise for translational assay readout in early clinical development

About EVX-B1

The EVX-B1 antigens have been designed using Evaxion’s AI-Immunology™ platform. AI-Immunology™ has enabled the identification of novel Staphylococcus aureus antigens, paving the way for developing a vaccine with the potential for broad protection against clinically relevant S. aureus strains.

About Staphylococcus aureus

According to the CDC, S. aureus colonizes about 30% of the human population without causing any harm. However, S. aureus can also cause infections that can be serious or even fatal. One of the most serious conditions is bacteremia or sepsis, where the bacteria spread to the bloodstream. This pathogen can also cause pneumonia, endocarditis and osteomyelitis (infection of the lung air sacs, heart valves and bone, respectively). Most at risk are those with chronic conditions such as diabetes, patients in intensive care units, patients who have undergone certain types of surgeries and patients with medical devices inserted in their bodies. The presence of antibiotic-resistant S. aureus, particularly Methicillin-resistant S. aureus (MRSA), further limits treatment options. In the US, nearly 120,000 bloodstream infections and 20,000 deaths were associated with S. aureus in 2017.

About EVAXION

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information
Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech